FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.

West Wing, Building C, Tianyin Mansion

No. 2C Fuxingmennan Street

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement regarding the approval obtained on the project of

Zhejiang Huaneng Yuhuan Power Plant Phase II of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on July 25, 2007.

Document 1

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT

Approval Obtained on the Project of

Zhejiang Huaneng Yuhuan Power Plant Phase II

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”).

Huaneng Power International, Inc. (the “Company”) announced that the construction of the expansion project of 2 x 1000 MW domestic ultra-supercritical coal-fired generating units at Zhejiang Huaneng Yuhuan Power Plant Phase II has been approved by the National Development and Reform Commission recently.

The project will concurrently install flue-gas desulphurisation facilities, high-performance electrostatic precipitators and flue-gas continuous emission monitoring systems and adopt low-NOx combustion technique. Various emission indices at the power plant will satisfy the State´s environmental protection requirements. After the commencement of operation, the power plant will provide active contribution to meet the power demand for the economic development of Zhejiang Province.

The total investment amount of the project is estimated to be approximately RMB7.65 billion, of which 25% is equity capital to be funded by the Company, with the remaining to be funded by bank loans.

By Order of the Board Huaneng Power International, Inc. Huang Jian Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent non-executive director)
Xia Donglin
(Independent non-executive director)
Liu Jipeng
(Independent non-executive director)
Wu Yusheng
(Independent non-executive director)
Yu Ning
(Independent non-executive director)

Beijing, the PRC

25th July 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Jian

Name:	Huang Jian
Title:	Company Secretary

Date:	July 26, 2007